C O N T E N T S


                                                                 Page

AUDITORS' REPORT                                                 F-2

FINANCIAL STATEMENTS

        BALANCE SHEET                                            F-3

        STATEMENTS OF OPERATIONS                                 F-6

        STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIENCY             F-8

        STATEMENTS OF CASH FLOWS                                 F-10

NOTES TO FINANCIAL STATEMENTS                                    F-11

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Default Proof Credit Card System, Inc.

We have audited the accompanying balance sheet of Default Proof Credit Card System, Inc., (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of Default Proof Credit Card Systems, Inc. (a development stage company), were audited by other auditors whose report, dated March 17, 1998, on those statements included an explanatory paragraph that described the substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Default Proof Credit Card System, Inc. (a development stage company) as of December 31, 1998 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements the Company's dependence on outside financing, lack of existing commitments from lenders to provide necessary financing, lack of sufficient working capital, and losses since inception raise substantial doubts about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


September 7, 1999

                     DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)


                                 Balance Sheet
                               December 31, 1998



        ASSETS

Deferred Patent Costs, Net                             $         1,161
                                                       ===============

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
        Accrued Expenses                               $       26,316
        Due to Directors                                       51,732
                                                       --------------

                Total Current Liabilities                      78,048
                                                       --------------

Stockholders' Deficiency
  Common Stock, $.001 Par Value, 25,000,000
  Shares Authorized, 12,043,510 Issued and Outstanding         12,044
  Additional Paid-In Capital                                3,959,560
  Deficit Accumulated During Developmental Stage           (4,048,491)
                                                       --------------
  Total Stockholders' Deficiency                              (76,887)
                                                       --------------
                                                      $         1,161
                                                       ==============


                See accompanying notes to financial statements.

                     DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            Statements of Operations


                                              Cumulative From
                                              August 14, 1985              For The Years Ended
                                              (Inception)                      December  31,
                                              Through                      --------------------
                                              December 31, 1998            1998            1997
                                              -----------------            ----            ----

EXPENSES
        General & Administrative                $  3,016,206            $     71,231    $    63,590
        Officer Salary                               986,556                       -              -
        Marketing                                    393,358                       -              -
        Depreciation & Amortization                   98,707                       -              -
        Expired Public Offering Costs                179,211                       -              -
                                                ------------            ------------    -----------
        Total Expenses                             4,674,038                  71,231         63,590
                                                ------------            ------------    -----------

OTHER INCOME (EXPENSE)
        Litigation Settlements (Note 7)              (90,000)                      -              -
        Interest & Other Income                      423,220                       -              -
        Loss on Marketable Securities                (96,529)                      -              -
        Loss on Sale of Equipment                    (34,144)                      -              -
                                                -------------            -----------     ----------
        Total Other Income (Expense)                 202,547                       -              -
                                                -------------            -----------     ----------
Net Loss before Income Taxes and
    Extraordinary Item                            (4,471,491)                (71,231)       (63,590)
Income tax benefit                                    25,436                       -         25,436
                                                -------------            -----------     ----------
Net Loss before Extraordinary Item                (4,446,055)                (71,231)       (38,154)

Extraordinary item - Gain from restructuring of
    debt (net of Income Taxes of $165,200)           257,800                       -        247,800
Benefit from utilization of net operating
    loss carryforward                                139,764                       -        139,764
                                                -------------            -----------     ----------
NET (LOSS) INCOME                               $ (4,048,491)          $     (71,231)    $  349,410
                                                =============           ============     ==========
Basic Loss per Common Share
        Loss before extraordinary income        $      (0.54)          $       (0.01)    $        -
        Extraordinary item (net, plus Tax
        Benefits)                               $      (0.05)          $           -     $     0.03
                                                -------------            -----------     ----------
Net (Loss) Earnings per Common Share            $      (0.49)          $       (0.01)    $     0.03
                                                =============          ==============    ==========
Diluted Loss per Common Share
        Loss before extraordinary income        $      (0.45)          $       (0.01)    $        -
        Extraordinary item (net, plus Tax
        Benefits)                               $      (0.04)          $           -     $     0.03
                                                -------------            -----------     ----------
Net (Loss) Earnings per Common Share            $      (0.41)          $       (0.01)    $     0.03
                                                =============          ==============    ==========
Weighted Average Number of  Common
    Shares Outstanding                             8,287,754              11,982,962     11,589,462
                                                ============           =============     ==========


                See accompanying notes to financial statements.

                     DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                 Statement of Stockholders' Equity (Deficiency)

                                                                                                            Deficit
                                                              Common  Stock                              Accumulated
                                                             --------------                Additional     During the
                                                              # of Shares                  Paid-In        Development
                                                                 Issued       Amount       Capital          Stage           Total
                                                                 ------       ------       -------          -----           -----
To a Director, for Cash & Other Property
(A, B, C)                                                     2,518,000       2,518        11,705                           14,223
To Directors & Officers for non-Cash
Considerations Received (A, B, D)                               582,750         583        16,900                           17,483
To Others for non-Cash Considerations
Received (A, B, D)                                               49,250          49         1,428                            1,477
                                                              ---------      ------        -------        ----------        ------
BALANCE - DECEMBER 31, 1985                                   3,150,000       3,150        30,033                  -        33,183
Private Placement Offering, Net of
Issuance Costs of $16,453 (A, E)                                312,500         312       108,235                          108,547
Patent License Costs (M)                                                                 (125,000)                        (125,000)
Dec. 31/86--Net Loss                                                                                         (44,461)      (44,461)
                                                            ------------------------------------------------------------------------
BALANCE - DECEMBER 31, 1986                                   3,462,500       3,462        13,268            (44,461)      (27,731)
May 7/87-- to a Director/Officer for Property
(A, B, C)                                                       500,000         500          (500)
May 12/87-- to a Director/Officer for Cash
(A, F)                                                          100,000         100        39,900                           40,000
Reversal of Accrued License Costs (M)                                                      25,000                           25,000
Capital Contribution by Principal Stockholder                                              78,076                           78,076
Oct. 12/87-- Public Offering, net of Costs $76,314            1,131,010       1,132     1,336,318                        1,337,450
Dec. 31/87--Net Loss                                                                                        (176,052)     (176,052)
                                                            -----------------------------------------------------------------------
BALANCE - DECEMBER 31, 1987                                   5,193,510       5,194     1,492,062           (220,513)    1,276,743
Apr. 7/88-- to Directors/Officers for Property
(A, G)                                                          800,000         800                                            800
May 1/88-- to Others for non-Cash Considerations
Received (A, H)                                                  95,750          96           (96)
May 19/88-- Proceeds from Public Offering, net of
Public Offering Costs of $487,287                             2,300,000       2,300     1,810,413                        1,812,713
Patent License Costs (M)                                                                 (100,000)                        (100,000)
Warrants Converted at $1.25 per Share                           128,300         128       160,247                          160,375
Dec. 31/88--Net Loss                                                                                        (405,875)     (405,875)
                                                            -----------------------------------------------------------------------
BALANCE - DECEMBER 31, 1988                                   8,517,560       8,518     3,362,626           (626,388)    2,744,756
Warrants Converted at $2.00 per Share                             3,000           3         5,997                            6,000
Issuance of Stock by Principal Stockholder                                                110,000                          110,000
Dec. 31/89--Net Loss                                                                                      (1,129,559)   (1,129,559)
                                                            -----------------------------------------------------------------------
BALANCE - DECEMBER 31, 1989                                   8,520,560   $   8,521   $ 3,478,623       ($ 1,755,947)  $ 1,731,197



                See accompanying notes to financial statements.
                                      F-5

                     DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

           Statement of Stockholders' Equity (Deficiency) (Continued)

                                                                                                            Deficit
                                                              Common  Stock                              Accumulated
                                                             --------------                Additional     During the
                                                              # of Shares                  Paid-In        Development
                                                                 Issued       Amount       Capital          Stage           Total
                                                                 ------       ------       -------          -----           -----
BALANCE - DECEMBER 31, 1989                                    8,520,560     $ 8,521     $ 3,478,623    ($ 1,755,947)  $ 1,731,197
Dec. 31/90--Net Loss                                                                                      (1,175,201)   (1,175,201)
                                                            -----------------------------------------------------------------------
BALANCE - DECEMBER 31, 1990                                    8,520,560       8,521       3,478,623      (2,931,148)      555,996
Jul. 10/91--to Various Parties for Professional
Services Rendered (A, I)                                         125,000         125           7,375                         7,500
Oct. 3/91-- To Directors & Officers for non-Cash
Considerations Received (A, J)                                    85,000          85           5,015                         5,100
Dec. 31/91--Net Loss                                                                                        (430,800)     (430,800)
                                                            -----------------------------------------------------------------------
BALANCE - DECEMBER 31, 1991                                    8,730,560       8,731       3,491,013      (3,361,948)      137,796
Aug. 12/92-- to an Individual for Professional
Services Rendered (A, K)                                          50,000          50           2,950                         3,000
Dec. 31/92--Net Loss                                                                                        (173,144)     (173,144)
                                                            -----------------------------------------------------------------------
BALANCE - DECEMBER 31, 1992                                    8,780,560        8,781     3,493,963        (3,535,092)     (32,348)
Feb. 12/93-- to a Related Entity in Consideration
for Deferral of Loan Repayment (A, L)                             46,850           47         2,753                          2,800
Dec. 31/93--Net Loss                                                                                         (450,366)    (450,366)
                                                            -----------------------------------------------------------------------
BALANCE - DECEMBER 31, 1993                                    8,827,410        8,828     3,496,716        (3,985,458)    (479,914)
Feb. 22/94-- to Various Parties for Professional
Services Rendered (A, N)                                          75,000           75         7,425                          7,500
Jul. 25/94--to an Individual for Professional
Services Rendered (A, O)                                          30,000           30         5,970                          6,000
Jul. 25/94-- to Various Parties for Secretarial
Services Rendered (A, P)                                          10,000           10         1,990                          2,000
Dec. 31/94--Net Loss                                                                                         (198,366)    (198,366)
                                                            -----------------------------------------------------------------------
BALANCE - DECEMBER 31, 1994                                    8,942,410        8,943     3,512,101        (4,183,824)    (662,780)
Jul. 25/95--to an Individual for Professional
Services Rendered (A, Q)                                         125,000          125        18,625                         18,750
Dec. 31/95--Net Loss                                                                                         (103,635)    (103,635)
                                                            -----------------------------------------------------------------------
BALANCE - DECEMBER 31, 1995                                    9,067,410      $ 9,068   $ 3,530,726      ($ 4,287,459)  ($ 747,665)



                See accompanying notes to financial statements.
                                      F-6

                     DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

           Statement of Stockholders' Equity (Deficiency) (Continued)

                                                                                                            Deficit
                                                              Common  Stock                              Accumulated
                                                             --------------                Additional     During the
                                                              # of Shares                  Paid-In        Development
                                                                 Issued       Amount       Capital          Stage           Total
                                                                 ------       ------       -------          -----           -----
BALANCE - DECEMBER 31, 1995                                   9,067,410     $ 9,068       $ 3,530,726   ($ 4,287,459)   ($ 747,665)
                                                            -----------------------------------------------------------------------
Jul. 12/96--to an Individual for Professional
Services Rendered (A, R)                                         25,000          25             3,725                        3,750
Jul. 12/96--to an Individual for Professional
Services Rendered (A, K)                                         60,000          60             8,940                        9,000
Aug. 28/96--to an Individual for Professional
Services Rendered (A, S)                                         30,000          30             4,470                        4,500
Aug. 28/96--to an Individual for Professional
Services Rendered (A, T)                                         50,000          50             7,450                        7,500
Sep. 13/96--to the President/Principal Shareholder
in Exchange for Accrued Salaries Waiver up to
12/31/96 (A, U)                                               2,000,000       2,000           298,000                      300,000
Dec. 31/96--Net Loss                                                                                         (39,711)      (39,711)
                                                            -----------------------------------------------------------------------
BALANCE - DECEMBER 31, 1996                                  11,232,410      11,233         3,853,311     (4,327,170)     (462,626)
Feb. 26/97--to Director/Officer for Professional
Services Rendered (A, V)                                         50,000          50             8,950                        9,000
Feb. 26/97-- to an Individual for Professional
Services Rendered (A, W)                                         15,000          15             2,685                        2,700
Nov. 5/97-- to an Individual for Professional
Services Rendered (A, P)                                         20,000          20             2,980                        3,000
Nov. 5/97--to a Financial Public Relations Company
for  Professional Services Rendered (A, X)                      226,100         226            24,634                       24,860
Nov. 5/97-- to a Consulting Company for Professional
Services Rendered (A, Y)                                        100,000         100            10,900                       11,000
Dec. 31/97--Net Gain                                                                                         349,910       349,910
                                                            -----------------------------------------------------------------------
BALANCE - DECEMBER 31, 1997                                  11,643,510      11,644         3,903,460     (3,977,260)      (62,156)
Jan 22/98--to a Financial Public Relations Co.
for Professional Services Rendered (X)                          200,000         200            21,800                       22,000
Apr. 13/98--for Professional Services Rendered (X)              100,000         100            14,900                       15,000
Jun. 4/98--for Professional Services Rendered (Y)                50,000          50             8,950                        9,000
Aug. 4/98--for Professional Services Rendered (R)                50,000          50             7,950                        8,000
Dec. 31/98--Net Loss                                                                                         (57,947)      (57,947)
                                                            -----------------------------------------------------------------------
BALANCE - DECEMBER 31, 1998                                  12,043,510    $ 12,044        $3,957,060   ($ 4,035,207)    ($ 66,103)


                See accompanying notes to financial statements.
                                      F-7

                    DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
           Statement of Stockholders' Equity (Deficiency) (Continued)


(A) The shares are subject to restrictions on transfers imposed by Rule 144 of the Securities Act of 1993, as amended.

(B) In addition to the shares of common stock issued, the same number of warrants were issued entitling the shareholder to purchase one share of common stock at $1.50 per share until April 12, 1990 (extended to August 2, 1991). On May 4, 1990 the Company, pursuant to a Resolution adopted by its Board of Directors at a special meeting of its Board of Directors, terminated and canceled the warrants.

(C) Other property consisted of an exclusive license to a patent and a service mark recorded at par value ($.001) of the shares of common stock issued. At the time of issuance of the shares, the fair market value of the property exchanged was not determinable.

(D) Non-cash consideration received consisted of professional services rendered in connection with the organization and development of the Company. The shares of stock issued for non-cash services were recorded at the fair market value of the services rendered.

(E) The Company sold 312,500 shares of $.001 par value common stock at $.40 per share in a private placement offering during August 1986.

(F) In addition to the shares of common stock issued, the shareholder received three hundred thousand warrants, each entitling him to purchase one share of common stock at $1.50 per share until April 12, 1990 (extended to August 2, 1991). On May 4, 1990 the Company, pursuant to a Resolution adopted by its Board of Directors at a Special Meeting of its Board of Directors, terminated and canceled the warrants.

(G) Property consists of an exclusive license Patent No. 4,718,009, a Registered Trademark "Resource", and a Continuation-In-Part of a patent application called "Debit Card". The Canadian patent for Default Proof Credit Card System was granted and the Company was advised that fees for issuance of such patent were due before December 12, 1990. The Company paid such fees on October 30, 1990. The shares of common stock were recorded at fair market value ($1.00 per share). Additional paid-in capital was reduced by $799,200 to adjust for the excess of the fair market value of the shares issued over the contributors' cost of the license agreement.

(H) Non-cash consideration received consisted of services rendered in connection with the Company's 1987 self-underwriting public offering. The shares of common stock were recorded at fair market value at the date of issuance, net of discounts for restricted stock (approximately $1.00 per share). A corresponding charge was made to additional paid-in capital to reflect the public offering costs.

(I) Non-cash consideration received consisted of professional services rendered in connection with the lawsuit between the Company and State Street Bank & Trust Company. The shares of stock issued for non-cash services were recorded at the fair market value at the date of issuance.

(J) Shares were issued to the directors and officers of the Company as consideration for their services as directors of the Company. The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of issuance.

(K) Non-cash consideration received consisted of professional services rendered for software consulting. The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of issuance.


                See accompanying notes to financial statements.

                    DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

           Statement of Stockholders' Equity (Deficiency) (Continued)

(L) Non-cash consideration received consisted of a deferral on a loan repayment to an entity controlled by the Company's principal stockholder. The shares of stock issued for non-cash consideration were recorded at the fair market value of the shares at the date of issuance.

(M) In connection with a license agreement between the Company and its principal stockholder, the stockholder was paid a fee in the amount of $200,000 from the proceeds and earnings of the Company's October 1987 self-underwriting public offering. The $200,000 fee was charged to additional paid-in capital.

(N) Non-cash consideration received consisted of promotion efforts with Credit Union officers. The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of issuance.

(O) Non-cash consideration received consisted of arranging meetings and an agreement . The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of issuance.

(P)  Non-cash   consideration  received  consisted  of  secretarial  and  typing services. The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of service.

(Q) Non-cash consideration received consisted of arranging various meetings with bankers, investors etc. The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of service.

(R) Non-cash consideration received consisted of accounting services performed to date. The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of service.

(S) Non-cash consideration received consisted of introductions to investors in Ecuador. The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of service.

(T) Non-cash consideration received consisted of work related to possible infringement on Company's patent. The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of service.

(U) Non-cash consideration received consisted of waiver of accrued salaries up to 12/31/96. The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of service.

(V) Non-cash consideration received consisted of advertising and marketing services supplied at no charge since 1995. The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of service.

(W) Non-cash consideration received consisted of security legal advice since May 1995. The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of service.

(X) Non-cash consideration received consisted of services related to communications relating to investor relations. The shares of stock issued for non-cash services were recorded at the fair market value of the shares at the date of service.

(Y) Non-cash consideration received consisted of consulting services related to the preparation of 10K filing. The shares of stock issued for non-cash consideration were recorded at the fair market value of the shares at the date of issuance.

                See accompanying notes to financial statements.

                    DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            Statements of Cash Flows

                                                           Cumulative from                   Years ended
                                                            Aug. 14, 1985                  to December 31
                                                            Dec. 31, 1998                1998         1997
                                                            -------------                ----         ----

OPERATING ACTIVITIES
Net (Loss) Gain                                             $ (4,048,991)             $ (71,231)     $  349,410
Adjustments to Reconcile Net (Loss) Gain to
    Net Cash Used in Operating Activities:
        Depreciation & Amortization                              100,535                  2,784               -
        Loss on Marketable Securities                            130,741                      -               -
        Expired Public Offering Costs                            110,000                      -               -
        Cancellation of Stockholder Note Receivable               55,490                      -               -
        Stock Issued in lieu of Cash for Prof. Services          190,460                 56,500          50,560
        Stock Issued in lieu of Cash for Waived Salaries         294,000                      -               -
        Loss on Sale of Equipment                                 34,144                      -               -
        Decrease (Increase) in Other Assets                      (25,480)                     -               -
        Increase (Decrease) in Accrued Expenses                   38,781                 11,947        (405,550)
                                                                  ------                 ------        --------
        Net Cash Used in Operating Activities                 (3,120,320)                     -          (5,580)
                                                              ==========               ========           ======

INVESTING ACTIVITIES
Purchases of Marketable Securities                              (130,741)                     -               -
Purchases of Property & Equipment                               (136,980)                     -               -
Patent License Expenditures                                     (201,864)                     -               -
Proceeds from Sale of Equipment                                   22,994                      -               -
                                                                  ------
        Net Cash Used in Investing Activities                   (446,591)                     -               -

FINANCING ACTIVITIES
Proceeds from Issuance of Stock-Private Offerings                108,547                      -               -
Proceeds from Issuance of Stock-Public Offerings               3,150,163                      -               -
Proceeds from Issuance of Stock-Exercise of Warrants             240,358                      -               -
Capital Contributions                                             78,076                      -               -
Net Receipts/Advances to Stockholder                             (10,233)                     -           5,580
                                                                 -------              ----------          -----
        Net Cash Provided by Financing Activities              3,566,911                      -           5,580
                                                               ---------              ----------          -----
        NET INCREASE (DECREASE) IN CASH                                -                      -               -
        CASH - BEGINNING                                               -                      -               -
                                                               ---------              ----------          -----
        CASH - ENDING                                        $         -            $         -       $       -
                                                              ==========              ==========         ======
Supplemental disclosures:
Common Stock & Options issued for Services Rendered          $         -            $         -       $       -
                                                              ==========              ==========         ======

                See accompanying notes to financial statements.
                                      F-10

                    DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         Notes to Financial Statements
                               December 31, 1998


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Business Activity
----------------------------------

Default Proof Credit Card System, Inc. (the "Company") was incorporated on August 14, 1985 under the laws of the State of Florida. The Company is engaged in the development and marketing of a patented financial business system for extending lines of credit on a collateralized basis to consumers. The Company's offices are located in Coral Gables, Florida. The Company is in the development stage and its operation to date have largely consisted of the research and development of its product.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings (Loss) Per Common Share
--------------------------------

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which simplifies the standards for computing earnings per share ("EPS") previously found in APB No. 15, "Earnings Per Share". It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. The Company adopted SFAS No. 128 in January 1998 and its implementation did not have an effect on the financial statements. EPS has been restated for all prior periods presented. Net loss per common share (basic and diluted) is based on the net loss divided by the weighted average common shares outstanding during each year. The Company's potentially issuable shares of common stock pursuant to outstanding stock options has been excluded from the calculation of diluted loss per share in 1998 since the effect would have been anti-dilutive to the Company's net loss per common share.

Patent Costs
------------

Costs incurred in connection with obtaining the license agreement of a patent have been capitalized and are being amortized using the straight-line method over 17 years from the date of issuance of the patents.

Income Taxes
------------

The Company accounts for income taxes pursuant to the provisions of FASB No. 109 "Accounting for Income Taxes", which requires, among other things, a liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition Notes to Financial Statements (Continued) December 31, 1998

                    DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         Notes to Financial Statements
                               December 31, 1998

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company has had operating losses since inception and accordingly has not provided for income taxes. Realization of the benefits related to the net operating loss carryforwards may be limited in any one year due to IRS Code Section 382, change of ownership rules.

New Accounting Pronouncements
-----------------------------

Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities", provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company's management does not expect this SOP to have a material impact on the Company's financial position or results of operations.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 requires computer software costs associated with internal use software to be expensed as incurred until certain capitalization criteria are met. The Company will adopt SOP 98-1 on January 1, 1999. Adoption of this statement is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement applies to all entities and is effective for all fiscal quarters of the fiscal years beginning after June 15, 1999. The Company did not engage in derivative instruments or hedging activities in any periods presented in the financial statements.

NOTE 2. GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company suffered losses prior to commencement of operations and has a working capital deficiency. Management intends to actively market the Resource System and a new (patent pending) Line of Credit system. The Company is now engaged in discussions with several financial institutions for its development. In the absence of achieving profitable operations, or obtaining debt or equity financing, the Company may not have sufficient funds to continue through December 31, 1998.

                    DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                    Notes to Financial Statements (Continued)
                               December 31, 1998

NOTE 3. DUE FROM STOCKHOLDER

Due from stockholder consisted of various non-interest bearing and due upon demand advances.

NOTE 4. LICENSE AGREEMENT

The Company's president and principal stockholder was issued two U.S. patents and one Canadian patent between January 1988 and February 1991, and also registered in the U.S. the trademark "Resource". On February 9, 1993, the Company entered into a license agreement which revoked the prior agreement dated January 8, 1991, which provides the Company the exclusive rights and use of the aforementioned patents and trademark for an indefinite period of time in return for nominal consideration to the stockholder. Two new patents are now in process.

NOTE 5. EMPLOYMENT AGREEMENT

On September 1, 1988, the president/principal stockholder entered into an employment agreement with the Company. Pursuant to the agreement, the stockholder is to receive an annual salary of $144,000, increased annually by the greater of 5% or the increase in the consumer price index. However, rights to this salary and its increases have been permanently waived by the stockholder until such time as the Company's cash flows improve. The agreement terminates upon the stockholder's seventieth birthday, or his death or disability, whichever occurs first. The agreement also provides that in the event of a termination for other than cause, death or disability, he shall receive severance pay in the amount equal to his salary, payable during the remainder of his employment term.


NOTE 6. STOCK OPTIONS

1988 STOCK OPTION PLAN

In August 1988, the Company adopted the 1988 Stock Option Plan. Under this plan, stock options to purchase 600,000 shares of common stock may be granted to employees, officers and other persons providing services to the Company, a parent or a subsidiary of the Company.

The 1988 Stock Option Plan is intended to qualify as an "Incentive Stock Option Plan" under Section 422A of the Internal Revenue Code. Under the Stock Option Plan, incentive stock options may be granted at not less than 100 percent of the fair market value of the Company's common stock at the date the option is granted (110% of fair market value for 10% or greater shareholders) and options granted to any one participant may not exceed

                    DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                    Notes to Financial Statements (Continued)
                               December 31, 1998


NOTE 6. STOCK OPTIONS (Continued)

1988 STOCK OPTION PLAN (Continued)

$100,000 in option price per year. Options may be granted within ten (10) years from the adoption of the 1988 Stock Option Plan. Each option granted under the 1988 Stock Option Plan must be exercised within ten (10) years from the date of grant.

No options were granted under the 1988 Stock Option Plan.

OTHER STOCK OPTIONS

During 1998, five-year non-plan options to purchase 695,000 shares of common stock at prices ranging between $0.14 and $1.50 per share were granted to the President and Vice President of the Company. These options were fully vested at the date of grant.

During 1997 five-year non-plan options to purchase 445,000 shares of common stock, at prices ranging between $0.15 and $1.25 per share were granted to the President and Vice President of the Company. These options were fully vested at the date of grant.

At December 31, 1998 and 1997 total non-plan options outstanding were 2,125,000 and 1,525,000, respectively. At December 31, 1998 and 1997 2,125,000 and 1,525,000, respectively, of the non-plan options were fully vested.

As of December 31, 1998 and 1997 the Company has agreed to grant its President other five-year non-plan options of 5,250,000 and 2,250,000, respectively, contingent upon the issuance of certain patents. These options will have exercise prices of $0.10 and $0.15, respectively.

STOCK BASED COMPENSATION

As required by Statement of Financial Accounting Standards ("SFAS") 123, pro-forma information regarding net loss and loss per share has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998; risk-free rate of return of 5.0%; dividend yield of 0.0%; volatility factor of the expected market price of the Company's common stock of 1.41 and expected lives ranging from 1 to 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have not vesting restriction and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the

                    DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                    Notes to Financial Statements (Continued)
                               December 31, 1998

NOTE 6. STOCK OPTIONS (Continued)

STOCK BASED COMPENSATION (Continued)

expected stock price volatility. Because the Company's stock options have characteristics significantly different from traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its stock options.

Under the accounting provisions of SFAS No. 123, the Company's pro-forma net loss and loss per share would have been:

                                                     Year Ended December 31,
                                                      1998              1997
                                                      ----              ----

        Net (loss) income
             As reported                         $   ( 71,231)     $  349,410
             Pro-forma                           $   (115,978)     $  347,518
        Net (loss) income per common share
             As reported                         $      (0.01)     $     0.03
             Pro-forma                           $      (0.01)     $     0.03


A summary of the status of the Company's fixed stock option plan and non-plan options as of December 31, 1998 and 1997, and changes during the years then ended is presented below:

                                                Year Ended December 31,
                                        --------------------------------------
                                             1998                1997
                                             ----                ----
                                                 Weighted            Weighted
                                                 Average             Average
                                                 Exercise            Exercise
                                        Shares   Price      Shares    Price
                                        ------   -----      ------    -----

Outstanding at beginning  of year     1,525,000  $ 0.33     1,080,000  $ 0.30
Granted                                 695,000  $ 0.33       445,000  $ 0.38
Exercised                                     -       -             -       -
Forfeited                               (95,000) $(0.25)            -       -
                                      ---------  ------     ---------  ------
Outstanding at end of year            2,125,000  $ 0.33     1,525,000  $ 0.33
Options  exercisable at year-end      2,125,000  $ 0.33     1,525,000  $ 0.33

                    DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                    Notes to Financial Statements (Continued)
                               December 31, 1998


Notes to Financial Statements (Continued)
December 31, 1998

NOTE 6. STOCK OPTIONS (Continued)

STOCK BASED COMPENSATION (Continued)

Weighted-average fair value of options granted during the year:

                                                Year Ended December 31,
                                                -----------------------
                                                 1998          1997
                                                 ----          ----
Below market                                   $   -           $0.15
At market                                      $   -           $0.15
Above market                                   $0.33           $1.25

                                  Options Outstanding and Exercisable
                         ----------------------------------------------------
                                              Weighted
                           Number             Average              Weighted
   Range of              Outstanding         Remaining             Average
   Exercise                  at             Contractual            Exercise
     Prices               12/31/98              Life               Price
     ------               --------              ----               -----
 $0.10 - $0.50           1,745,000           2.76 years            $  0.16
 $0.75 - $1.25             285,000           2.59 years            $  1.00
     $1.50                  95,000           4.59 years            $  1.50

NOTE 7. INCOME TAXES

At December 31, 1998, the Company had a net operating loss carryforward of approximately $4 million, that expires through 2013.

The Company has a deferred tax asset of approximately $1,490,000 as a result of net operating loss carryforwards, which is offset by a valuation allowance of the same amount due to the uncertainties behind its realization.

NOTE 8. SUBSEQUENT EVENTS (UNAUDITED)

Subsequent to December 31, 1998, the board of directors authorized a 10-for-1 reverse split effective after the close of business on February 4, 1999 for the Company's common stock.

Subsequent to December 31, 1998, 40,000 shares of post-split common stock were granted to an outside firm for services.

Between February 11, 1999 and April 15, 1999 the Company issued 10,000 shares of its post-split common stock to its President.

                    DEFAULT PROOF CREDIT CARD SYSTEM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                    Notes to Financial Statements (Continued)
                               December 31, 1998


NOTE 8. SUBSEQUENT EVENTS (UNAUDITED) (Continued)

In May 1999 options to purchase 25,000 shares of the Company's post-split common stock were granted to the Company's current President. Such options are exercisable at $0.38 per share, are non-qualified and expire in May 2009.

On June 25, 1999, Vincent Cuervo resigned his position as President of the Company, and David Koss was appointed as President and Chief Financial Officer.